
05047976

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, March 17, 2005, Series 2005-SN1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-119047
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.



By:

Name: Doris J. Hearn
Title: Vice President



By:

Name: Evelyn Echevarria
Title: Vice President

Dated: March 18, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

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* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$169,305,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-SN1

Ace Securities Corp
(Depositor)

Deutsche Bank 

March 17, 2005

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). The information contained herein does not include all material information about the certificates or the mortgage pool. The information contained herein will be supplemented by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

TERM SHEET DATED March 17, 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-SN1
$169,305,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / F
A-1	99,432,000	Fixed	1.00	1 – 28	24	30/360	Nov 2039	AAA / AAA
A-2	60,137,000	Fixed	4.25	28 – 71			*Not Offered*	
M-1	4,656,000	Fixed	4.18	38 – 71	24	30/360	Nov 2039	AA+ / AA
M-2	2,540,000	Fixed	4.13	37 – 71	24	30/360	Nov 2039	A+ / A
M-3	1,270,000	Fixed	3.86	37 – 65	24	30/360	Nov 2039	A- / BBB+
M-4	1,270,000	Fixed	3.26	37 – 51	24	30/360	Nov 2039	BBB+ / BBB
Total	**$169,305,000**							

Pricing Speed

All Mortgage Loans	30% CPR

Transaction Overview

Offered Certificates: The Class A-1 Certificates (together with the Class A-2 Certificates which are not being offered hereby, the "Senior Certificates" or "Class A Certificates") and the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (the "Mezzanine Certificates" or "Class M Certificates"). The pass-through rate on the Class A Certificates will be the lesser of (i) the applicable fixed rate and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the Class M-1 Certificates will be the lesser of (i) the applicable fixed rate and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the Class M-2 Certificates will be the lesser of (i) the applicable fixed rate and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the Class M-3 Certificates will be the lesser of (i) the applicable fixed rate and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the Class M-4 Certificates will be the lesser of (i) the applicable fixed rate and (ii) the Net WAC Pass-Through Rate.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 1,859 seasoned, fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $169,304,340 as of the Cut-off Date. As of the Cut-off Date, approximately 3.5% of the Mortgage Loans are 30-59 days delinquent. Approximately 19.92% of the Mortgage Loans are Daily Simple Interest Loans.

Daily Simple Interest Loans: The Daily Simple Interest Loans provide for substantially equal monthly payments that are allocated to principal and interest according to the daily simple interest method. Each monthly payment consists of an installment of interest which is calculated according to the simple interest method on the basis of the outstanding principal balance of the mortgage loan multiplied by the stated note rate and further multiplied by a fraction, the numerator of which is the number of days in the period elapsed since the last day interest was paid and the denominator of which is 365 days, as opposed to the customary method, on which 30 days of interest is owed each month irrespective of the day on which the payment is received. As payments are received, the amount received is applied first to interest accrued to the date of payment and the balance is applied to reduce the unpaid principal balance. Accordingly, if a mortgagor pays a fixed monthly installment before its scheduled due date, the portion of the payment allocable in interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. However, if the next succeeding payment is made on the due date, a greater amount will be allocated to interest than would be the case if the previous payment had also been on the due date. Conversely, if a mortgagor pays a fixed monthly installment after its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made as scheduled, and the remaining portion, if any, of the payment applied to reduce the unpaid principal balance will be correspondingly less. If each scheduled payment is made on or prior to its scheduled due date, the principal balance of the mortgage loan will amortize in the manner described above. However, if the mortgagor consistently makes scheduled payments after the scheduled due date the mortgage loan will amortize more slowly than scheduled. Any remaining unpaid principal is payable on the final maturity date of the mortgage loan.

Class A Certificates: Class A-1 Certificates and Class A-2 Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3 and Class M-4

Depositor: Ace Securities Corp. ("Ace")

Master Servicer: Wells Fargo Bank, National Association

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Washington Mutual Bank	96,664,315	57.10
National City Mortgage Co.	54,224,253	32.03
GE Mortgage Services, LLC	17,836,671	10.54
Others	579,101	0.34
Total:	**169,304,340**	**100.00%**

Servicers: Primary servicing will be provided by Ocwen Federal Bank FSB ("Ocwen") (approximately 42.90%) and Washington Mutual Mortgage Securities Corp. ("Wamu") (approximately 57.10%)

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: Risk Management Group, LLC ("RMG")

Underwriter: Deutsche Bank Securities Inc.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview

Cut-off Date:	As of the close of business March 1, 2005
Expected Pricing:	Week of March 21, 2005
Expected Closing Date:	On or about March 30, 2005
Record Date:	The Record Date for the Certificates will be the last business day of the month immediately preceding the month in which the related Distribution Date occurs.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in April 2005.
Determination Date:	The Determination Date with respect to any Distribution Date is (i) with respect to Ocwen, the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day and (ii) with respect to Wamu, the business day immediately preceding the related servicer remittance date.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date the Mortgage Loans serviced by (i) Ocwen, the calendar month preceding the month in which the related Distribution Date occurs with respect to prepayments in part, and the period beginning on the 16th day of the month preceding the related Distribution Date (or, the period commencing on the Cut-off Date, in connection with the first Prepayment Period) and ending on the 15th day of the month in which such Distribution Date occurs with respect to prepayments in full; and (ii) Wamu, the period beginning on the 16th day of the month preceding the related Distribution Date (or, the period commencing on the Cut-off Date, in connection with the first Prepayment Period) and ending on the 15th day of the month of such Distribution Date.
Interest Accrual Period:	Interest on the Certificates will accrue from and including the first day of the month prior to the month in which the current distribution date occurs to and including the last day of that prior month on a 30/360 basis. The Certificates will settle with accrued interest.
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Interest Carry Forward Amount:	The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for the Class A Certificates and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicers and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These rate at which these fees are payable ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.605% for the Mortgage Loans.
Compensating Interest:	Ocwen and Wamu will be required to cover Prepayment Interest Shortfalls with respect to prepayments in full on the related Mortgage Loans up to (i) with respect to Ocwen, the Servicing Fee payable to Ocwen and (ii) with respect to Wamu,, the lesser of (x) the sum of (a) the aggregate Servicing Fee received by Wamu with respect to the related mortgage loans, (b) for prepayments in full received during the related Prepayment Period, the aggregate investment earnings realized by Wamu (net of investment losses) from investment of each such prepayment in full from the date of receipt of such prepayment in full until the business day immediately preceding the related servicer remittance date, and (c) for prepayments in full received on or after the first day and before the sixteenth day of the calendar month of such servicer remittance date, the amount of interest accrued thereon at the expense adjusted mortgage rate and (y) the Servicing Fee payable to Wamu.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so. If the Master Servicer elects to repurchase the Mortgage Loans, the outstanding class principal balance of each class of certificates will be paid in full, together with accrued interest.
Monthly Servicer Advances:	Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by such Servicer and will be obligated to make advances of delinquent monthly principal and interest payments. Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by such Servicer only to the extent such amounts are deemed recoverable. If a Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicers and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement
Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination
Allocation of Realized Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-4 Certificates, fourth, to the Class M-3 Certificates, fifth, to the Class M-2 Certificates and sixth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

	enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Mezzanine Certificates the principal amount of the reduction in the Certificate Principal Balance of such certificates will no longer accrue interest and will not be reinstated thereafter. However, allocated Realized Losses may be paid to the holders of the Mezzanine Certificates from Net Monthly Excess Cashflow, to the extent of funds available.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Overcollateralization Amount for the Certificates will initially be 0.00% and is anticipated to build to approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Required Overcollateralization Amount"). On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.00% of the ending aggregate principal balance of the Mortgage Loans as of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.
Stepdown Date:	Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in April 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 12.50%.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and Class CE Certificates by (y) the aggregate principal balance of the Mortgage Loans, as of the last day of the related Due Period calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and after reduction for Realized Losses incurred on the Mortgage Loans during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / F)	Initial CE %	Target CE %	CE % On/After Step Down Date
A	AAA / AAA	5.75%	6.25%	12.50%
M-1	AA+ / AA	3.00%	3.50%	7.00%
M-2	A+ / A	1.50%	2.00%	4.00%
M-3	A- / BBB+	0.75%	1.25%	2.50%
M-4	BBB+ / BBB	0.00%	0.50%	1.00%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates, the aggregate Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Offered Certificates: A per annum rate (calculated on a 30/360 basis) equal to the weighted average of the Expense Adjusted Mortgage Rates of Mortgage Loans.

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-SN1 Certificates is limited by the Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class if the Pass-Through Rate had not been limited by the applicable Net WAC Pass-Through Rate over (b) the amount of interest accrued on such class based on the applicable Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; and (iv) all Compensating Interest paid by the Servicers in respect of Prepayment Interest Shortfalls for the related due period.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 12.50% Credit Enhancement Percentage (2x the Class A Target Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates on a sequential basis, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 7.00% Credit Enhancement Percentage (2x the Class M-1 Target Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 4.00% Credit Enhancement Percentage (2x the Class M-2 Target Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 2.50% Credit Enhancement Percentage (2x the Class M-3 Target Credit Enhancement Percentage) and fourth to the Class M-4 Certificates until it reaches approximately an 1.00% Credit Enhancement Percentage (2x the Class M-4 Target Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the fixed Pass-Through Rate applicable to the Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates will increase by the following.

Class	After Optional Termination
A-2, M-1, M-2, M-3 and M-4	0.50%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview (Cont.)

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 44.00% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
April 2008 to March 2008	1.50%, plus 1/12th of 0.25% for each month thereafter
April 2009 to March 2009	1.75%, plus 1/12th of 0.50% for each month thereafter
April 2010 to March 2010	2.25%, plus 1/12th of 0.25% for each month thereafter
April 2011 and thereafter	2.50%

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, including any Interest Carry Forward Amount, then to pay interest excluding any Interest Carry Forward Amount sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above under "Class A Principal Distribution Amount".
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above under "Class M Principal Distribution Amount".
4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From excess interest, if any, to pay the Interest Carry Forward Amounts sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
6. From excess interest, if any, to pay the allocated Realized Losses sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
7. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Offered Certificates in the same order of priority as described in clause 1 above.
8. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: The Senior Certificates are expected to be ERISA-eligible. The Mezzanine Certificates are not expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Table
To 10% Call

		0% CPR	15% CPR	30% CPR	35% CPR	45% CPR
A-1	Avg Life	8.68	1.99	1.00	0.84	0.63
	First Payment Date	Apr-05	Apr-05	Apr-05	Apr-05	Apr-05
	Last Payment Date	Jun-22	Dec-09	Jul-07	Feb-07	Aug-06
A-2	Avg Life	21.76	8.23	4.25	3.54	2.52
	First Payment Date	Jun-22	Dec-09	Jul-07	Feb-07	Aug-06
	Last Payment Date	May-29	May-16	Feb-11	Mar-10	Dec-08
M-1	Avg Life	20.63	7.46	4.18	3.81	3.53
	First Payment Date	Jul-19	Nov-08	May-08	May-08	Jul-08
	Last Payment Date	May-29	May-16	Feb-11	Mar-10	Dec-08
M-2	Avg Life	20.61	7.43	4.13	3.73	3.35
	First Payment Date	Jul-19	Nov-08	Apr-08	May-08	May-08
	Last Payment Date	May-29	May-16	Feb-11	Mar-10	Dec-08
M-3	Avg Life	20.35	6.97	3.86	3.47	3.16
	First Payment Date	Jul-19	Nov-08	Apr-08	Apr-08	Apr-08
	Last Payment Date	Dec-28	May-15	Aug-10	Oct-09	Jul-08
M-4	Avg Life	18.59	5.57	3.26	3.11	3.07
	First Payment Date	Jul-19	Nov-08	Apr-08	Apr-08	Apr-08
	Last Payment Date	Jun-27	Apr-13	Jun-09	Oct-08	Apr-08

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Table
To Maturity

		0% CPR	15% CPR	30% CPR	35% CPR	45% CPR
A-1	Avg Life	8.68	1.99	1.00	0.84	0.63
	First Payment Date	Apr-05	Apr-05	Apr-05	Apr-05	Apr-05
	Last Payment Date	Jun-22	Dec-09	Jul-07	Feb-07	Aug-06
A-2	Avg Life	21.97	9.15	4.79	4.00	2.85
	First Payment Date	Jun-22	Dec-09	Jul-07	Feb-07	Aug-06
	Last Payment Date	Dec-30	Aug-27	May-18	May-16	Aug-13
M-1	Avg Life	20.75	7.88	4.42	4.01	3.67
	First Payment Date	Jul-19	Nov-08	May-08	May-08	Jul-08
	Last Payment Date	Jun-30	May-20	May-13	Feb-12	May-10
M-2	Avg Life	20.65	7.52	4.19	3.78	3.38
	First Payment Date	Jul-19	Nov-08	Apr-08	May-08	May-08
	Last Payment Date	Nov-29	Nov-17	Dec-11	Dec-10	Jun-09
M-3	Avg Life	20.35	6.97	3.86	3.47	3.16
	First Payment Date	Jul-19	Nov-08	Apr-08	Apr-08	Apr-08
	Last Payment Date	Dec-28	May-15	Aug-10	Oct-09	Jul-08
M-4	Avg Life	18.59	5.57	3.26	3.11	3.07
	First Payment Date	Jul-19	Nov-08	Apr-08	Apr-08	Apr-08
	Last Payment Date	Jun-27	Apr-13	Jun-09	Oct-08	Apr-08

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Excess Spread

(Assumes Pricing Speed)

Period	Excess Spread in bp	Period	Excess Spread in bp
1	223	45	169
2	222	46	169
3	222	47	169
4	221	48	170
5	219	49	170
6	218	50	170
7	216	51	171
8	214	52	171
9	212	53	171
10	211	54	172
11	209	55	172
12	207	56	172
13	205	57	173
14	203	58	173
15	201	59	172
16	198	60	173
17	196	61	173
18	194	62	174
19	191	63	175
20	189	64	175
21	186	65	176
22	184	66	176
23	181	67	177
24	178	68	178
25	175	69	179
26	172	70	179
27	169	71	180
28	166		
29	164		
30	164		
31	164		
32	164		
33	163		
34	163		
35	163		
36	163		
37	162		
38	165		
39	167		
40	168		
41	168		
42	168		
43	168		
44	169		

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Breakeven CDR Table for the Subordinated Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Assumption is applied
- 10% cleanup call is exercised
- 40% Severity
- Interest & Principal advancing
- 6 month recovery lag
- Coupons on the Certificates are assumed to be 5.63%, 5.96%, 6.00% & 6.00% for Class M1, M2, M3 and M4, respectively
- Prices on the Certificates are 99.9550%, 99.9555%, 99.6015% & 99.1845% for Class M1, M2, M3 and M4, respectively

Class M1	CDR (Approximate %)	7.99
	Yield (%)	5.62
	Wal (Yrs)	4.99
	Mod Duration	4.24
	Principal Window	3/10 - 3/10
	Principal Writedown	$49
	Total Collat Loss (%)	6.34

Class M2	CDR (Approximate %)	5.98
	Yield (%)	5.95
	Wal (Yrs)	5.24
	Mod Duration	4.38
	Principal Window	6/10 - 6/10
	Principal Writedown	$45
	Total Collat Loss (%)	4.94

Class M3	CDR (Approximate %)	5.04
	Yield (%)	6.07
	Wal (Yrs)	5.32
	Mod Duration	4.43
	Principal Window	7/10 - 7/10
	Principal Writedown	$13
	Total Collat Loss (%)	4.23

Class M4	CDR (Approximate %)	4.16
	Yield (%)	6.17
	Wal (Yrs)	5.40
	Mod Duration	4.48
	Principal Window	8/10 - 8/10
	Principal Writedown	$34
	Total Collat Loss (%)	3.55

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL			
Number of Mortgage Loans:	1,859	Non-Balloon Loans:	99.40%
Aggregate Principal Balance:	$169,304,340	Non-Zero Current W.A. FICO Score:	652
Average Original Principal Balance:	$100,541	Index Type:	
Average Current Principal Balance:	$91,073	Fixed Rate:	100.00%
Range:	$548- $642,529	W.A. Initial Periodic Cap:	0.00%
W.A. Coupon:	7.454%	W.A. Subsequent Periodic Cap:	0.00%
Range:	4.500% - 15.990%	W.A. Lifetime Rate Cap:	0.00%
W.A. Remaining Term (months):	267	Property Type:	
Range:	1 – 415	Single Family:	85.04%
W.A. Seasoning: (months)	53	Condo:	5.74%
Latest Maturity Date:	October 10, 2039	PUD:	5.15%
State Concentration (Greater than 5%):		2-4 Family:	3.63%
California:	12.43%	Manufactured Housing:	0.00%
Ohio:	12.43%	Co-op:	0.17%
New York:	7.24%	Other:	0.26%
Indiana:	6.85%	Occupancy Status:	
Florida:	6.14%	Primary:	94.95%
W.A. Original Combined LTV	82.97%	Investment:	2.15%
W.A. Current Updated Combined LTV[1]:	64.16%	Second Home:	2.90%
First Liens:	97.71%	Non-Zero W.A. Prepayment Penalty – Term (months):	34
Second Liens:	2.29%	Loans with Prepay Penalties:	1.65%
		Loans with Primary Mortgage Insurance	15.93%

[1] Current Updated CLTV's are calculated by taking the updated CLTV for all the loans. Updated CLTV's for the loans are calculated by taking the UPB as of the Cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used as the property value. If neither a BPO nor an AVM was available, the Original Appraisal Value was used. For purposes of calculating updated CLTV's, a BPO was used for 24.72% of the Mortgage Loans by balance, an AVM was used for 73.57% of the Mortgage Loans by balance, and an Original Appraisal Value was used for 1.71% of the Mortgage Loans by balance.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Product Type

Product Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
Fixed Rate	1,859	169,304,340	100.00	7.454	651.7	82.97	64.16
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
0.01 - 50,000.00	676	15,374,367	9.08	10.553	606.1	83.78	60.80
50,000.01 - 100,000.00	619	40,544,089	23.95	8.475	612.2	88.54	73.51
100,000.01 - 150,000.00	201	23,269,137	13.74	7.163	654.7	85.57	75.45
150,000.01 - 200,000.00	94	15,491,211	9.15	6.375	688.7	83.79	67.14
200,000.01 - 250,000.00	86	17,776,313	10.5	6.714	673.5	83.60	60.30
250,000.01 - 300,000.00	75	18,735,372	11.07	6.524	667.4	83.21	56.22
300,000.01 - 350,000.00	49	14,477,212	8.55	6.401	671.8	78.65	58.11
350,000.01 - 400,000.00	23	7,564,191	4.47	6.648	685.7	71.93	49.49
400,000.01 - 450,000.00	16	6,166,000	3.64	6.880	652.6	73.68	52.47
450,000.01 - 500,000.00	7	3,132,741	1.85	6.757	675.8	69.10	39.40
500,000.01 - 550,000.00	5	2,294,877	1.36	6.187	694.0	70.10	52.44
550,000.01 - 600,000.00	5	2,590,375	1.53	6.402	689.7	75.09	55.35
600,000.01 - 650,000.00	3	1,888,457	1.12	6.275	721.8	66.58	53.23
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
0.01 - 50,000.00	776	19,673,086	11.62	10.185	611.4	84.69	60.37
50,000.01 - 100,000.00	550	38,885,630	22.97	8.383	612.6	88.16	74.41
100,000.01 - 150,000.00	195	23,883,675	14.11	7.118	654.4	85.03	73.46
150,000.01 - 200,000.00	101	17,631,239	10.41	6.385	695.7	83.18	63.86
200,000.01 - 250,000.00	94	21,153,660	12.49	6.730	670.5	82.87	56.45
250,000.01 - 300,000.00	63	17,326,074	10.23	6.322	668.9	81.84	59.71
300,000.01 - 350,000.00	40	13,042,716	7.70	6.590	670.4	76.29	55.91
350,000.01 - 400,000.00	15	5,633,894	3.33	6.560	670.0	74.36	52.80
400,000.01 - 450,000.00	11	4,674,331	2.76	6.799	676.0	75.53	52.69
450,000.01 - 500,000.00	7	3,350,792	1.98	6.582	689.8	67.33	47.28
500,000.01 - 550,000.00	2	1,024,695	0.61	6.264	649.4	67.52	40.18
550,000.01 - 600,000.00	2	1,136,090	0.67	5.438	676.9	84.76	87.74
600,000.01 - 650,000.00	3	1,888,457	1.12	6.275	721.8	66.58	53.23
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

Remaining Term

Remaining Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
1 - 60	161	1,979,611	1.17	10.660	621.9	82.76	46.41
61 - 120	386	15,067,375	8.90	9.078	650.5	79.88	51.91
121 - 180	349	22,379,509	13.22	7.866	643.8	81.50	64.33
181 - 240	93	10,727,973	6.34	7.940	619.5	80.08	54.82
241 - 300	353	47,076,846	27.81	7.836	636.3	80.61	55.22
301 - 360	516	71,930,120	42.49	6.572	670.1	86.02	74.38
Greater than or equal to 361	1	142,907	0.08	9.000	600.0	97.95	77.99
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Seasoning

Monts Seasoned	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
1 - 60	779	87,476,680	51.67	6.698	672.2	84.01	71.99
61 - 120	1,028	74,223,597	43.84	8.294	631.6	82.42	57.59
121 - 180	45	6,698,588	3.96	7.814	608.5	76.60	38.54
181 - 240	7	905,476	0.53	8.933	624.2	74.08	36.46
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

Mortgage Rate

Mortgage Rate	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
4.500 - 4.999	25	4,312,853	2.55	4.769	725.1	77.06	67.75
5.000 - 5.499	58	10,662,985	6.30	5.219	722.1	81.71	65.97
5.500 - 5.999	142	25,287,929	14.94	5.746	702.2	81.90	68.14
6.000 - 6.499	137	20,802,595	12.29	6.209	682.4	83.55	71.07
6.500 - 6.999	161	21,277,287	12.57	6.688	661.8	81.30	59.54
7.000 - 7.499	171	26,663,758	15.75	7.191	657.7	78.97	50.12
7.500 - 7.999	112	13,363,040	7.89	7.642	633.5	78.99	56.23
8.000 - 8.499	73	6,055,741	3.58	8.139	570.3	84.65	63.67
8.500 - 8.999	117	6,741,499	3.98	8.647	616.5	88.14	64.21
9.000 - 9.499	59	3,937,954	2.33	9.152	576.6	90.43	78.26
9.500 - 9.999	116	6,778,530	4.00	9.735	592.0	89.18	75.83
10.000 - 10.499	123	6,033,371	3.56	10.142	585.0	89.06	69.45
10.500 - 10.999	118	5,447,333	3.22	10.731	578.4	90.01	70.97
11.000 - 11.499	68	2,487,356	1.47	11.163	580.3	88.78	76.58
11.500 - 11.999	95	3,505,100	2.07	11.692	581.1	90.49	73.59
12.000 - 12.499	62	1,601,602	0.95	12.153	575.2	83.54	66.85
12.500 - 12.999	80	2,051,151	1.21	12.697	575.7	85.28	70.19
13.000 - 13.499	38	915,087	0.54	13.159	556.9	82.18	63.81
13.500 - 13.999	48	755,050	0.45	13.705	570.9	89.59	74.38
14.000 - 14.499	13	141,715	0.08	14.136	546.0	95.25	88.98
14.500 - 14.999	20	274,966	0.16	14.674	544.7	90.46	78.57
15.000 - 15.499	9	90,954	0.05	15.223	560.1	100.00	89.68
15.500 - 15.999	14	116,484	0.07	15.777	555.7	93.59	73.27
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
Less than or equal to 50.00	73	5,625,427	3.32	6.563	702.5	41.93	30.55
50.01 - 55.00	25	1,946,033	1.15	7.782	670.8	52.50	37.96
55.01 - 60.00	36	4,441,793	2.62	6.570	662.3	58.16	45.40
60.01 - 65.00	54	5,414,821	3.20	7.047	676.5	62.60	41.81
65.01 - 70.00	77	10,257,520	6.06	6.906	676.8	68.21	50.05
70.01 - 75.00	126	14,178,265	8.37	7.611	646.2	73.48	47.11
75.01 - 80.00	190	27,125,181	16.02	7.324	650.9	79.13	52.10
80.01 - 85.00	88	5,916,133	3.49	8.090	633.6	83.01	67.40
85.01 - 90.00	351	47,082,892	27.81	6.565	684.8	88.84	72.19
90.01 - 95.00	283	23,081,170	13.63	8.399	597.1	93.01	78.21
95.01 - 100.00	486	19,043,069	11.25	9.115	607.6	97.37	81.69
Greater than or equal to 100.01	70	5,192,038	3.07	7.860	647.9	105.64	84.03
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

Combined Current Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
Less than or equal to 50.00	185	11,416,605	6.74	7.289	692.8	53.69	32.20
50.01 - 55.00	45	3,279,699	1.94	7.788	683.8	67.48	38.10
55.01 - 60.00	83	9,758,044	5.76	6.84	664.3	65.04	46.25
60.01 - 65.00	82	8,455,693	4.99	7.609	650.3	72.10	44.73
65.01 - 70.00	139	17,213,257	10.17	7.369	654.6	75.46	52.01
70.01 - 75.00	164	19,933,286	11.77	7.688	643.6	80.86	50.23
75.01 - 80.00	132	12,411,929	7.33	7.181	648.9	83.62	67.15
80.01 - 85.00	183	17,029,105	10.06	7.483	650.6	88.92	70.91
85.01 - 90.00	352	41,680,548	24.62	6.930	666.8	90.44	76.09
90.01 - 95.00	279	17,420,982	10.29	8.523	606.1	95.39	85.24
95.01 - 100.00	193	8,751,309	5.17	8.373	613.0	98.64	87.29
Greater than or equal to 100.01	22	1,953,882	1.15	7.654	643.6	107.79	93.62
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Current Updated Combined Loan-to-Value Ratios*

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
0.01 - 50.00	537	53,848,886	31.81	7.432	656.3	72.51	36.14
50.01 - 55.00	85	8,002,956	4.73	7.066	672.9	79.14	52.34
55.01 - 60.00	95	7,335,107	4.33	7.819	654.1	81.11	57.33
60.01 - 65.00	112	9,964,649	5.89	7.362	666.3	83.46	62.69
65.01 - 70.00	131	11,825,087	6.98	7.429	652.2	84.66	67.23
70.01 - 75.00	163	16,437,040	9.71	6.992	676.4	88.42	72.57
75.01 - 80.00	145	15,961,504	9.43	7.006	649.9	88.45	77.32
80.01 - 85.00	159	14,111,192	8.33	7.314	645.2	89.80	82.53
85.01 - 90.00	122	9,803,365	5.79	7.307	651.7	92.22	87.23
90.01 - 95.00	102	8,774,561	5.18	7.497	632.2	91.13	92.43
95.01 - 100.00	73	4,259,524	2.52	8.999	592.9	93.44	97.18
Greater than or equal to 100.01	135	8,980,470	5.30	9.021	600.8	94.35	109.82
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

*Current Updated CLTV's are calculated by taking the updated CLTV for all the loans. Updated CLTV's for the loans are calculated by taking the UPB as of the Cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used as the property value. If neither a BPO nor an AVM was available, the Original Appraisal Value was used. For purposes of calculating updated CLTV's, a BPO was used for 24.72% of the Mortgage Loans by balance, an AVM was used for 73.57% of the Mortgage Loans by balance, and an Original Appraisal Value was used for 1.71% of the Mortgage Loans by balance.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score (Updated)

Current FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
Not Available	11	651,879	0.39	9.287	0.0	85.26	71.84
Less than or equal to 499	121	7,348,683	4.34	9.095	480.7	87.00	67.22
500 - 524	143	9,915,601	5.86	8.676	512.1	84.80	66.86
525 - 549	163	9,657,248	5.70	9.127	535.8	86.77	68.95
550 - 574	159	11,156,171	6.59	8.829	561.7	86.53	65.52
575 - 599	181	13,444,665	7.94	8.398	587.3	84.50	66.48
600 - 624	151	12,093,782	7.14	8.062	611.8	85.27	67.00
625 - 649	184	15,076,796	8.91	7.524	637.4	83.35	65.60
650 - 674	168	17,128,607	10.12	7.051	662.2	81.00	63.93
675 - 699	143	16,414,262	9.70	6.694	686.9	84.70	68.80
700 - 724	109	13,879,127	8.20	6.604	711.5	78.81	61.44
725 - 749	107	14,123,967	8.34	6.471	736.4	81.25	60.03
750 - 774	106	13,399,098	7.91	6.267	762.5	82.60	62.91
775 - 799	94	12,513,588	7.39	6.256	785.2	77.89	53.02
Greater than or equal to 800	19	2,500,865	1.48	6.675	806.9	73.26	55.13
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
California	94	21,041,828	12.43	6.457	670.7	74.94	46.08
Ohio	439	21,037,014	12.43	9.240	599.2	88.58	75.34
New York	58	12,255,992	7.24	6.439	683.3	84.93	61.30
Indiana	222	11,591,082	6.85	9.160	607.9	91.67	79.46
Florida	80	10,397,748	6.14	6.749	671.9	82.99	60.20
Pennsylvania	152	8,395,821	4.96	8.454	626.6	84.33	66.11
New Jersey	50	6,914,619	4.08	6.851	651.2	77.16	52.57
Kentucky	139	6,591,792	3.89	9.313	615.9	89.53	79.06
Washington	36	6,400,116	3.78	6.170	703.4	84.09	69.41
Maryland	31	5,008,027	2.96	7.392	627.3	81.19	46.93
Michigan	68	4,995,192	2.95	7.788	638.2	82.59	67.46
Illinois	29	4,980,450	2.94	6.616	674.6	82.23	64.31
Virginia	51	4,804,016	2.84	7.766	608.0	78.71	50.54
Texas	56	4,729,104	2.79	6.823	648.5	84.00	71.91
Massachusetts	15	4,159,550	2.46	6.426	684.8	72.24	47.60
Colorado	20	4,140,759	2.45	6.111	703.7	77.87	66.75
Arizona	21	3,090,750	1.83	6.105	709.7	82.82	67.19
Oregon	15	2,574,062	1.52	6.539	698.7	85.51	72.10
Connecticut	8	2,530,267	1.49	6.810	707.2	74.17	47.85
North Carolina	23	2,135,825	1.26	6.803	677.3	76.34	66.05
Georgia	19	2,004,428	1.18	7.102	674.1	86.39	72.41
Kansas	50	1,996,694	1.18	9.602	581.0	92.30	88.39
Tennessee	23	1,961,634	1.16	8.033	637.1	89.42	85.96
Nevada	11	1,706,234	1.01	6.954	716.5	79.60	46.35
Iowa	35	1,409,160	0.83	9.338	641.7	90.57	79.06
Minnesota	7	1,264,402	0.75	6.507	635.7	79.66	50.05
Utah	10	1,172,323	0.69	5.748	720.3	83.18	70.08
Missouri	5	1,121,445	0.66	6.509	665.6	77.90	77.56
Louisiana	14	900,035	0.53	7.674	642.1	84.50	73.02
Rhode Island	5	809,308	0.48	7.899	635.6	79.96	46.96
Wisconsin	8	784,352	0.46	6.073	683.0	84.97	79.26
New Mexico	4	649,579	0.38	6.695	612.7	89.75	87.74
Hawaii	3	613,433	0.36	6.349	664.9	93.56	84.81
Alabama	5	610,679	0.36	7.180	734.1	83.27	70.04

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
District of Columbia	5	609,236	0.36	7.344	673.9	73.41	33.65
South Carolina	11	603,347	0.36	7.775	605.2	79.53	66.73
Montana	7	591,142	0.35	6.216	680.1	84.50	65.65
New Hampshire	3	571,863	0.34	6.033	747.5	83.34	72.58
Wyoming	2	550,155	0.32	6.813	671.2	58.48	46.85
Nebraska	14	350,456	0.21	10.662	569.8	91.63	76.82
Mississippi	3	336,838	0.20	8.085	625.6	76.83	70.26
Vermont	1	283,958	0.17	6.125	759.0	90.00	75.55
Idaho	1	165,387	0.10	6.425	695.0	89.90	89.40
Arkansas	2	149,358	0.09	6.090	688.9	90.75	81.62
Delaware	1	146,856	0.09	6.250	642.0	80.00	75.43
West Virginia	2	123,826	0.07	7.034	701.2	89.09	80.93
North Dakota	1	44,198	0.03	4.875	789.0	72.24	77.54
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
Primary	1,786	160,754,456	94.95	7.489	649.2	83.30	64.58
Second Home	32	4,914,018	2.90	6.557	704.3	79.90	60.19
Investment	41	3,635,866	2.15	7.150	691.5	72.47	50.87
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

Documentation Type

Documentation Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
Full	1,281	70,959,011	41.91	9.019	600.3	86.24	67.26
Full/Alt/STR	353	63,487,743	37.50	6.322	693.4	81.28	61.28
Reduced	170	28,626,684	16.91	6.137	691.4	80.59	64.78
No Doc/NINA	8	1,897,101	1.12	6.431	659.5	68.90	59.61
Unknown	20	1,642,929	0.97	6.997	616.8	71.67	58.76
No Ratio/NORA	9	1,606,954	0.95	6.944	611.5	79.65	60.02
FULL/ALT	7	576,951	0.34	8.868	602.0	77.36	36.28
NINA	4	309,544	0.18	10.202	556.4	78.42	36.36
No Income Verifier	5	125,100	0.07	9.678	647.9	71.96	35.70
Alternative	2	72,324	0.04	9.173	618.9	80.00	38.39
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
Purchase	307	54,191,671	32.01	6.542	670.0	86.10	63.29
Refinance - Rate Term	348	45,424,397	26.83	6.839	676.7	78.81	60.09
Unknown	980	43,841,383	25.90	9.367	602.9	89.28	74.71
Refinance - Cashout	215	24,996,571	14.76	7.211	650.6	73.41	55.55
Home Improvement	7	798,863	0.47	6.704	663.9	58.28	45.37
Construction	2	51,455	0.03	10.604	632.2	93.26	59.81
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
Single Family Residence	1,726	143,977,315	85.04	7.603	646.0	83.60	65.92
Condo	59	9,723,278	5.74	6.293	711.2	80.77	56.68
PUD	35	8,724,128	5.15	7.059	632.7	76.62	46.73
2-4 Family	34	6,151,371	3.63	6.485	708.9	82.19	63.77
Townhouse	1	436,599	0.26	6.950	727.0	75.00	25.24
Co-op	4	291,649	0.17	5.885	726.2	63.11	33.26
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
0	1,844	166,507,533	98.35	7.478	651.3	83.23	64.21
12	7	852,372	0.50	6.124	724.0	62.15	55.08
36	5	1,285,255	0.76	5.947	671.2	63.30	60.03
60	3	659,180	0.39	6.147	611.9	82.05	72.66
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

Lien Position

Lien Position	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
1st Lien	1,584	165,420,322	97.71	7.343	653.2	82.57	63.69
2nd Lien	275	3,884,019	2.29	12.201	590.2	100.00	84.31
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	Updated W.A. Non-Zero FICO	W.A. Original CLTV (%)	W.A. Current CLTV (%)
Washington Mutual Bank	551	96,664,315	57.10	6.281	690.2	80.66	62.18
National City	1,195	54,224,253	32.03	9.458	599.3	89.12	75.90
GE	105	17,836,671	10.54	7.706	603.2	76.91	39.09
Bank Of America	2	146,485	0.09	6.360	543.6	96.81	76.78
Accredited Home Lenders	2	132,260	0.08	7.999	591.2	66.31	66.17
Mann Financial, Inc.	1	105,368	0.06	8.750	506.0	92.56	60.21
Mortgage Direct	1	86,593	0.05	9.250	613.0	75.00	66.61
Bank IV Kansas, N.A.	1	60,221	0.04	7.875	470.0	75.65	113.62
Staten Island Savings Bank	1	48,174	0.03	7.375	683.0	44.94	12.85
Total:	**1,859**	**169,304,340**	**100.00**	**7.454**	**651.7**	**82.97**	**64.16**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Darren Hadlock	212-250-6503

ABS Banking

Nita Cherry	212-250-7773
Susan Valenti	212-250-3455
Jiwun Kim	212-250-6997
Roxana McKinney	212-250-0848

ABS Structuring

Bill Yeung	212-250-6893
Marina Tukhin	212-250-2250

ABS Collateral

Steve Lumer	212-250-0115
Brendon Girardi	212-250-2958

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not *include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is* preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be supplemented by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.